Filed Pursuant to Rule 424(b)(3)

Registration No. 333-222986

CNL STRATEGIC CAPITAL, LLC

SUPPLEMENT NO. 5 DATED JUNE 27, 2019

TO THE PROSPECTUS DATED APRIL 16, 2019

We are providing this Supplement to you in order to supplement our prospectus dated April 16, 2019 (as supplemented to date, the “Prospectus”). This supplement provides information that shall be deemed part of, and must be read in conjunction with, the Prospectus. Capitalized terms used in this supplement have the same meanings in the Prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and “Company” refer to CNL Strategic Capital, LLC.

Before investing in our shares you should read the entire Prospectus and this supplement, and consider carefully our investment objectives, risks, fees and expenses. You should also carefully consider the information disclosed in the section of the Prospectus captioned “Risk Factors” before you decide to invest in our shares.

The purpose of this supplement is as follows:

●	to update our prospectus summary;
●	to disclose information about the Company’s portfolio; and
●	to disclose information about a potential acquisition; and
●	to disclose information about the Company’s acquisition financing.

Prospectus Summary

The following disclosure supersedes and replaces the first paragraph under the section “Prospectus Summary—Q: Will you use leverage?” which appears on page 4 of the Prospectus.

We may use leverage in an amount up to 50% of our gross assets. We will not use leverage in excess of 50% of our gross assets unless a majority of our independent directors approves any excess above such limit and determines that such borrowing is in the best interests of our company. Any excess in leverage over such 50% limit shall be disclosed to shareholders in our next quarterly or annual report, along with the reason for such excess. In any event, we expect that the amount of our aggregate borrowings will be reasonable in relation to the value of our assets and will be reviewed by our board of directors at least quarterly.

Our Portfolio

The following disclosure supplements the Prospectus by adding a new sixth paragraph under the section “Our Portfolio—Lawn Doctor—Overview,” which appears on page 90 of the Prospectus.

In May 2019, Lawn Doctor acquired a 71% equity interest in Ecomaids, a franchisor of residential cleaning services. Ecomaids specializes as an innovator of environmentally responsible, non-toxic residential cleaning services for families throughout the United States. We believe this acquisition furthers Lawn Doctor’s strategy of both growing organically and also through the acquisition of additional home service brands.

Potential Acquisition

We will supplement the Prospectus to describe certain businesses at such time as a reasonable probability exists that the business will be acquired and where the purchase price of such business represents a material portion of the net proceeds of our offerings. This preliminary disclosure does not guarantee that we will ultimately consummate such proposed acquisition or that the information relating to the probable acquisition will not change prior to closing. The acquisition of each such business is subject to the fulfillment of a number of conditions, including obtaining sufficient proceeds from the sale of our shares or from debt financing. The following disclosure supplements the Prospectus by adding a new subsection entitled “Auriemma Consulting Group” under the section “Our Portfolio” which appears on page 90 of the Prospectus.

Auriemma Consulting Group

Overview. On June 26, 2019, CNL Strategic Capital, LLC (referred to herein as “we”, “us”, “our” or the “Company”), through our indirect wholly-owned subsidiary, Roundtable Acquisition, LLC (the “Buyer”), entered into a Stock Contribution and Purchase Agreement (the “Purchase Agreement”) with Michael Auriemma, an individual (“Seller”), pursuant to which the Buyer will acquire an approximately 80% controlling interest in Auriemma Consulting Group, Inc., (“Auriemma Group”) which operates the U.S. Roundtables Business (“U.S. Roundtables”), a subscription-based information services and data analytics company for the consumer finance industry. The Purchase Agreement contemplates the payment of aggregate consideration to Seller of approximately $53,000,000, which payment is subject to customary adjustments for transaction expenses, indebtedness, cash, and working capital (the “Auriemma Acquisition”). Under the Purchase Agreement, a related escrow agreement will be entered into on the closing date of the Auriemma Acquisition pursuant to which a $400,000 escrow account will be funded, which will be credited against the purchase price payable to Seller at the closing and will serve as a source of indemnification security to support any purchase price adjustment in Buyer’s favor. Seller has agreed to rollover approximately 20% of the purchase price and Seller may also have the opportunity to earn up to an additional $2,000,000 of purchase price based on the achievement by U.S. Roundtables of to be agreed upon performance metrics in fiscal year 2019.

The Purchase Agreement contains customary representations, warranties, covenants and indemnities by the Buyer and Seller. The Buyer’s and Seller’s obligations to close the Auriemma Acquisition are conditioned upon, among other things, (i) the accuracy of the counterparty’s representations and warranties in the Purchase Agreement, (ii) the counterparty’s performance or compliance in all material respects with the agreements, covenants, obligations, and required conditions contained in the Purchase Agreement, (iii) obtaining all requisite third party contractual approvals and (iv) the counterparty being ready to deliver the closing deliverables. There can be no assurance that the conditions to closing the Auriemma Acquisition will be satisfied. The Purchase Agreement includes customary indemnification provisions and the Buyer will also purchase a representations and warranties insurance policy that provides coverage for certain breaches of, and inaccuracies in, representations and warranties made by Seller in the Purchase Agreement, subject to exclusions, deductibles, and other terms and conditions.

The consummation of the Auriemma Acquisition is anticipated to occur two business days after the Purchase Agreement closing conditions are satisfied unless the parties agree otherwise. The Purchase Agreement may be terminated in certain circumstances including, among others, if the Auriemma Acquisition has not been consummated within 90 days from the effective date of the Purchase Agreement or if a party breaches its representations, warranties or covenants in a manner that would cause a failure of the conditions precedent to closing to be satisfied (subject to a 10-day cure period if curable).

History. Auriemma Group is an information services business that provides subscription-based benchmarking and information and advisory solutions to the consumer finance industry. The Auriemma Group’s solutions help clients make fact-based decisions that improve organizational efficiency and effectiveness by providing customized benchmark information, actionable data-driven insights, and access to a broad and active network of peers. The U.S. Roundtables business of the Auriemma Group provides an information sharing platform to optimize business practices and address current issues in the consumer finance industry. U.S. Roundtables also provides leading companies access to key executives and operational data to maximize efficiency and navigate complexity. U.S. Roundtables seeks to generate competitive operational intelligence through the four core value drivers: executive meetings, proprietary benchmarking, custom surveys and industry advocacy.

Auriemma Group was founded in 1984 and the U.S. Roundtables business was subsequently launched in 1992. Auriemma Group is a market leader in the consumer finance industry and is currently six times larger than its closest competitor. Auriemma Group is headquartered in New York, NY. Given its current market position, access to data and brand identity, we believe the U.S. Roundtables business is uniquely positioned to expand its existing products and services to become the premier provider of operational data, diagnostics and analysis.

Industry. Auriemma Group serves approximately 90 of the largest, most respected forward-thinking organizations in its verticals: credit cards, automotive finance, retail banking, wealth management, and fintech.  Members rely on this intelligence to manage their operations and view participation as business-critical, as evidenced by approximately 90% client retention and high levels of engagement with core value drivers. U.S. Roundtables customers typically pay upfront for a membership to a specific roundtable (e.g., card collections) and most customers subscribe to numerous roundtables. Membership to U.S. Roundtables has experienced strong and steady growth over the last decade (CAGR of 11.0% since 2008). We believe the U.S. Roundtables business provides valuable industry insights and data on niche topic areas with limited direct competition. We also believe that the “give-to-get” data model for the U.S. Roundtables business creates a significant barrier to entry and that the U.S. Roundtables business has low concentration risk with no client comprising more than 5% of revenue.

While the Company anticipates the Auriemma Acquisition will close during the third quarter of 2019, there can be no assurance that any or all contingencies for the Auriemma Acquisition will be satisfied and that the acquisition will ultimately be completed on the terms set forth above or otherwise. We cannot make any assurances that we will consummate the transactions and actually acquire this business or that the information relating to the probable acquisition will not change prior to acquisition. The acquisition of this business is subject to the fulfillment of a number of conditions.

If the Auriemma Acquisition is consummated, we expect that our purchase price obligations will be funded with proceeds from our public and private offerings and proceeds from a Loan Agreement (defined below) with Seaside National Bank & Trust, (“Seaside”) as described below. The Loan Agreement from Seaside, among certain other purposes, is intended to provide short term financing in order to consummate the Auriemma Acquisition.

Acquisition Financing

The following disclosure supplements the Prospectus by adding a new subsection entitled “Acquisition Financing” under the section “Our Portfolio” which appears on page 90 of the Prospectus.

Acquisition Financing Line of Credit

On June 27, 2019, the Company’s wholly-owned subsidiary, CNL Strategic Capital B, Inc. (the “SCAP B”), and Seaside entered into a loan agreement (“Loan Agreement”) and related promissory Note for a $20,000,000 guidance line of credit. The purpose of the guidance line of credit is for general Company working capital and acquisition financing purposes, including providing short term financing for the Auriemma Acquisition. The guidance line of credit has a maturity date of 364 days from the effective date of the Loan Agreement. SCAP B is required to pay a fee of 0.40% of each borrowing with a maximum fee of $80,000 over a 364 day period. Under the Loan Agreement, SCAP B is obligated to pay interest on the borrowed amount at a rate of 30-day LIBOR + 2.75%. Interest payments are due monthly in arrears. SCAP B may prepay, without a penalty, all or any part of the borrowings under the Loan Agreement at any time and such borrowings are required to be repaid within 180 days of the borrowing date. All draws under the Loan Agreement must be approved by Seaside and are subject to additional due diligence and underwriting on collateral held by SCAP B. The Loan Agreement also provides that the Company must comply with certain covenants including the provision of financial statements on a quarterly basis, a restriction from incurring any debt, and restrictions on the transfer and sale of assets held by SCAP B.

In connection with the Loan Agreement, on June 27, 2019, the Company entered into a Guaranty agreement to act as a guarantor of SCAP B’s outstanding borrowings under the Loan Agreement and an Assignment and Pledge of Deposit Account agreement (“Deposit Agreement”) in favor of Seaside. Under the Deposit Agreement, the Company is required to contribute proceeds from its public and private offerings to pay down the outstanding debt of SCAP B to the extent there are any borrowings outstanding under the Loan Agreement above the minimum cash balance.